Exhibit 3.129

CERTIFICATE OF FORMATION

OF

ARAMARK SENIOR NOTES COMPANY, LLC

1.	The name of the limited liability company (the “Company”) is

Aramark Senior Notes Company, LLC

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 21st day off September, 2016.

By:	/s/ ROBERT T. RAMBO
Robert T. Rambo
Organizer